Exhibit 99.1

UTStarcom Reports Unaudited Third Quarter 2011 Financial Results

BEIJING, China, November 9, 2011 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators, today reported financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•                  Total revenues increased 35.7% year-over-year to $83.3 million in the third quarter of 2011 from $61.4 million for the corresponding period of 2010.

•                  Gross profit increased 164.2% year-over-year to $31.9 million in the third quarter of 2011 from $12.1 million for the corresponding period of 2010.

•                  Gross profit as a percentage of net sales, or gross margin, was 38.4% in the third quarter of 2011, compared to 19.7% in the third quarter of 2010 and 37.6% in the second quarter of 2011.

•                  Operating income was $14.2 million in the third quarter of 2011, compared to an operating loss of $23.3 million for the corresponding period of 2010.

•      Net income attributable to UTStarcom’s shareholders was $8.0 million, or basic earnings per share of $0.05, in the third quarter of 2011, compared to a net loss of $17.2 million, or basic loss per share of $0.13, for the corresponding period of 2010.

•                  Cash, cash equivalents and short-term investments were $305.9 million as of September 30, 2011.

“Sustained profitability remains as one of the principal goals for the Company,” said UTStarcom President and Chief Executive Officer Jack Lu. “Our cost restructuring efforts continue to show encouraging results as we recorded our second consecutive profitable quarter. In the third quarter of 2011, we announced the completion of our first end-to-end Internet TV solution for a cable TV network customer and launched five new products at the Beijing Telecommunications EXPO. Customers will look to us because of our ability to develop customized solutions that will enhance the subscriber experience. As we look to the quarters ahead, demand for our solutions and services is healthy and our focus will be on execution and expanding our revenue contribution from higher value-added solutions.”

We reiterate our confidence in achieving our revenue, expense control and profitability guidance for 2011. We were able to improve our gross margin in the third quarter both year-over-year and sequentially, which contributed to bottom-line profitability this quarter. In regards to our new OSS business, we have experienced some delays as we are being very prudent in our due diligence and valuation process of potential acquisition targets and revenue sharing partners. We continue to believe our OSS business will play an integral role as we aspire to achieve sustainable long-term profitability.”

Third Quarter 2011 Financial Results

Revenues

UTStarcom’s total revenues for the third quarter of 2011 were $83.3 million, an increase of 35.7% year-over-year from $61.4 million for the corresponding period of 2010. Total revenues for the nine months ended September 30, 2011 were $237.1 million, an increase of 10.1% year-over-year from $215.4 million for the corresponding period of 2010.

Three months ended September 30, 2011 and 2010

•                  Net sales from equipment for the third quarter of 2011 were $75.3 million, an increase of 44.6% year-over-year. The increase was mainly driven by increased sales of PTN products in Japan, MSAN products in India and Japan, RollingStream® infrastructure product sales in India and Thailand, and GEPON and set-top boxes in China.

•                  Net sales from equipment-based services for the third quarter of 2011 were $7.7 million, a decrease of 17.4% year-over-year. The decrease was primarily driven by fewer iPAS maintenance contracts due to the anticipated phase out of PHS in China in 2011.

•                  Net sales from operational support services (“OSS”) for the third quarter of 2011 were approximately $0.3 million as a result of an IP signage revenue sharing project.

Nine months ended September 30, 2011 and 2010

•      Net sales from equipment for the nine months ended September 30, 2011 were $209.4 million, an increase of 13.9% year-over-year. The increase was mainly driven by increased sales of PTN products in Japan, MSAN products in India and Japan, RollingStream® infrastructure products in India and Thailand, and GEPON and set-top boxes in China. The $7.4 million of equipment revenue recognized from the Jersey Telecom Limited contract in the second quarter of 2011 also contributed to the year-over-year increase. The year-over-year increase in equipment sales were partially offset by the wind-down of the Company’s handset business and the decrease in sales of other major product lines.

•                  Net sales from equipment-based services for the nine months ended September 30, 2011 were $27.2 million, a decrease of 14.0% year-over-year. The decrease was mainly due to fewer iPAS maintenance contracts due to the anticipated phase-out of PHS in China on December 31 2011, but was partially offset by increased international service contracts.

•      Net sales from OSS for the nine months ended September 30, 2011 were $0.5 million as a result of an IP signage revenue sharing project.

Gross Profit

UTStarcom’s gross profit was $31.9 million, or 38.4% of net sales, for the third quarter of 2011, compared to $12.1 million, or 19.7% of net sales, for the corresponding period of 2010. Gross profit was $85.8 million, or 36.2% of net sales, for the nine months ended September 30, 2011, compared to $62.2 million, or 28.9% of net sales, for the corresponding period of 2010.

Three months ended September 30, 2011 and 2010

•      Gross profit for equipment sales for the third quarter of 2011 was $29.9 million, an increase of 233.2% year-over-year. Gross margin for equipment sales for the third quarter of 2011 was 39.7%, compared to 17.2% for the corresponding period in 2010. The margin increase was primarily due to increased sales of PTN products with higher gross margins in the third quarter of 2011. Gross margin for equipment sales in China improved in the third quarter of 2011 compared to the corresponding period of 2010. In addition, the Company received $1.9 million of one-time indemnification from its customer due to a purchase order cancellation in October 2010.

•      Gross profit for equipment-based services for the third quarter of 2011 was $2.3 million, a decrease of 26.5% year-over-year. Gross margin for equipment-based services for the third quarter of 2011 was 29.7%, compared to 33.3% for the corresponding period of 2010. The margin decrease was primarily due to fixed services costs remaining relatively constant, despite fewer iPAS maintenance contracts due to the anticipated phase-out of PHS in China in 2011.

•      Gross loss for OSS for the third quarter of 2011 was approximately $0.3 million as a result of the amortization of the costs of revenue-sharing projects.

Nine months ended September 30, 2011 and 2010

•      Gross profit for equipment sales for the nine months ended September 30, 2011 was $78.6 million, an increase of 54.1% year-over-year. Gross margin for equipment sales for the nine months ended September 30, 2011 was 37.5%, compared to 27.7% for the corresponding period of 2010. The margin increase was primarily due to higher equipment gross margin generated from $7.4 million equipment revenue recognized from the Jersey Telecom Limited contract in the second quarter of 2011 and from increased sales of higher margin PTN products.

•      Gross profit for equipment-based services for the nine months ended September 30, 2011 was $8.8 million, a decrease of 21.4% year-over-year. Gross margin for equipment-based services for the nine months ended September 30, 2011 was 32.4%, compared to 35.5% for the corresponding period of 2010. The margin decrease was primarily due to a lower renewal rate of iPAS service contracts driven by the anticipated phase-out of PHS in China in 2011, while fixed services costs remained relatively constant.

•      Gross loss for OSS for the nine months ended September 30, 2011 was $1.6 million as a result of the amortization of the costs of revenue-sharing projects.

Operating Expenses

Operating expenses for the third quarter of 2011 were $17.8 million, a decrease of 49.8% year-over-year, from $35.4 million for the corresponding period in 2010. Operating expenses for the nine months ended September 30, 2011 were $73.0 million, a decrease of 33.2% year-over-year, from $109.3 million for the corresponding period of 2010.

Three months ended September 30, 2011 and 2010

•      Selling, general and administrative (“SG&A”) expenses for the third quarter of 2011 were $14.8 million, a decrease of 39.7% year-over-year. The decrease was primarily due to a decrease in rental costs after relocating the Company’s Hangzhou office to a new site, a decrease in personnel costs as a result of restructuring efforts, travel expense cost control, a decrease in the use of third-party services, and recoveries of bad debts.

•      Research and development (“R&D”) expenses for the third quarter of 2011 were $7.3 million, a decrease of 26.2% year-over-year. The decrease was primarily due to a decrease in personnel costs as a result of the Company’s restructuring efforts, travel expense cost control, and a decrease in rental and facilities related costs as a result of moving the Company’s Hangzhou office to a new site in the third quarter of 2011.

•      Amortization of intangible assets for the third quarter of 2011 was approximately $0.3 million as a result of the amortization of intangible assets acquired in the iTV Media investment, formerly Stage Smart. There was no amortization of intangible assets for the corresponding period of 2010.

•      Net gains on restructuring for the third quarter of 2011 were $0.5 million, compared to costs of $2.3 million for the corresponding period of 2010. The decrease was primarily the result of the latest restructuring plan in 2009 nearing completion in 2011. UTStarcom does not expect to incur additional significant restructuring charges for the remainder of 2011 related to the previous restructuring plans.

•      Net gain on divestitures for the third quarter of 2011 was $4.2 million as a result of contingent gain realized upon entering into a three-party assignment agreement to transfer and release all of the remaining obligations in connection with the sale of China PDSN assets in the third quarter of 2010. This is compared to $1.4 million of gain on divestitures in the third quarter 2010 related to our non-core IP Messaging and US PDSN assets sold in the second quarter of 2010, EMEA operations and China PDSN assets sold in the third quarter of 2010.

Nine months ended September 30, 2011 and 2010

•      SG&A expenses for the nine months ended September 30, 2011 were $52.5 million, a decrease of 30.8% year-over-year. The decrease was primarily due to a decrease in personnel costs as a result of restructuring efforts, cost controls to reduce travel expenses and software license expenses, and a reduction in the use of third-party services. The lower year-over-year SG&A expenses were also the result of recoveries from bad debt and lower fixed assets depreciation as a result of the sale of Hangzhou office building. The decrease in SG&A expenses was partially offset by increased rental and facilities related expenses due to the dual rental expense payment of the Company’s old and new Hangzhou office facilities in the second quarter of 2011.

•      R&D expenses for the nine months ended September 30, 2011 were $21.6 million, a decrease of 25.6% year-over-year. The decrease was primarily due to a decrease in personnel costs as a result of restructuring efforts, cost controls to reduce travel expenses, third party services expenses and software license expenses, and a reduction in fixed assets depreciation as a result of the sale of the Company’s former Hangzhou office building.

•                  Amortization of intangible assets for the nine months ended September 30, 2011 was approximately $0.9 million as a result of the amortization of intangible assets acquired in the iTV Media investment, formerly Stage Smart. There was no amortization of intangible assets in the corresponding period in 2010.

•      Restructuring costs for the nine months ended September 30, 2011 were $2.2 million, a decrease of 77.4% year-over-year. The decrease was primarily the result of the latest restructuring plan in 2009 nearing completion in 2011. UTStarcom does not expect to incur significant additional restructuring charges for the remainder of 2011 related to the previous restructuring plans.

•                  Net gain on divestitures for the nine months ended September 30, 2011 was $4.2 million as a result of the contingent gain realized upon entering into a three-party assignment agreement to transfer and release all of the remaining obligations in the third quarter of 2011 in connection with the sale of China PDSN assets in 2010. This is compared to $5.2 million of gain related to the sale of non-core IP Messaging and U.S. PDSN assets, EMEA operations, China PDSN assets and the RAS product line recognized in the corresponding period in 2010.

Operating Income

Operating income for the third quarter of 2011 was $14.2 million, compared to an operating loss of $23.3 million for the corresponding period of 2010. Operating income for the nine months ended September 30, 2011 was $12.7 million, compared to an operating loss of $47.1 million for the corresponding period of 2010.

Other Income (Expense), Net

Three months ended September 30, 2011 and 2010

•      Net other expense for the third quarter of 2011 was $7.3 million compared to net other income of $7.0 million for the corresponding period of 2010. Net other expense for the third quarter of 2011 primarily consisted of a $7.2 million foreign exchange loss attributed to the depreciation of INR against USD during the quarter, which was partially offset by the foreign exchange gain driven by the appreciation of JPY against USD during the same period. Net other income in the third quarter of 2010 primarily consisted of $6.9 million in foreign exchange gains as a result of the appreciation of INR and JPY against USD during the quarter.

Nine months ended September 30, 2011 and 2010

•      Net other expense for the nine months ended September 30, 2011 was $3.2 million compared to net other income of $7.1 million for the corresponding period in 2010. Net other expense for the nine months ended September 30, 2011 primarily consisted of $3.5 million of foreign exchange loss attributed to the depreciation of INR against USD in the first nine months of 2011, which was partially offset by the foreign exchange gain driven by the appreciation of JPY against USD during the same period. Net other income for the nine months ended September 30, 2010 primarily consisted of $6.1 million in foreign exchange gains as a result of the appreciation of INR and JPY against USD, the proceeds of $0.5 million received from a dismissal of legal proceedings between MRV Communications and its former shareholders, and financial subsidies of $0.5 million received from the Chinese government.

Net Income (Loss)

Net income attributable to UTStarcom shareholders for the third quarter and the first nine months of 2011 was $8.0 million and $9.3 million, respectively. Net loss attributable to UTStarcom shareholders for the third quarter and the first nine months of 2010 was $17.2 million and $42.1 million, respectively. Basic earnings per share for the third quarter and the first nine months of 2011 amounted to $0.05 and $0.06, respectively. Basic loss per share for the third quarter and the first nine months of 2010 was $0.13 and $0.32, respectively.

Cash Flow

Net cash used in operating activities for the third quarter of 2011 was $12.1 million. During the three months ended September 30, 2011, the results of the Company’s operating activities were significantly impacted by the following:

•      Net income of $7.6 million adjusted for non-cash gains of approximately $2.4 million resulting in a net cash in-flow of $5.2 million. The non-cash gains were primarily net gain on divestitures, recovery of doubtful accounts, and net gain on disposal of assets, partially offset by stock-based compensation cost, depreciation and amortization in the third quarter of 2011.

•                  Change in operating assets and liabilities of $17.3 million. The increase in the Company’s activities to streamline its operations in the third quarter of 2011 was the primary driver of the changes in operating assets and liabilities, aided by a decrease in deferred revenue, customer advances and other liabilities, partially offset by the decrease in inventory and deferred cost, accounts receivables and other assets, and an increase in accounts payable.

•      Cash provided by investing activities for the third quarter of 2011 was $1.2 million, primarily driven by a decrease in restricted cash and proceeds from the sale of short-term investments, partially offset by the purchase of property, plant and equipment and intangible assets, the purchase of an investment interest and the purchase of short-term investments.

•                  Cash used in financing activities for the third quarter of 2011 was $1.5 million for repurchasing shares of common stock of the Company.

As of September 30, 2011, UTStarcom had cash and cash equivalents of $301.9 million and short-term investments totaling $4.0 million.

Business Outlook

The Company reiterates the following outlook for fiscal year 2011:

•      Total revenues to be in the range of $300.0 million to $320.0 million, which includes PAS deferred revenue through the end of 2011 at the rate of $23.0 million per quarter.

•                  Annualized operating expenses to be less than $100.0 million.

•                  Break even in 2011 on a full-year basis.

The previously announced goal of generating 10.0% of total sales in 2011 from the new OSS business was based on a level of progress in organic growth and acquisition activities. The Company has strategically undertaken a cautious and deliberate approach in identifying acquisition targets and revenue sharing partners to find the most suitable target at the right valuation. The Company’s rigorous due diligence and valuation process has impacted the Company’s ability to achieve this target for the full year 2011. The Company maintains its belief that the OSS business will play an important role for the Company’s future growth and profitability.

This forecast reflects UTStarcom’s current and preliminary view, which is subject to change.

Third Quarter 2011 Conference Call Details

UTStarcom’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Wednesday November 9, 2011 (9:00 p.m. Beijing/Hong Kong Time on November 9, 2011).

The conference call dial-in numbers are as follows:

United States: + 1-800-860-2442

International:   + 1-412-858-4600

The conference ID number is 10006461

A replay of the call will be available until 9:00 a.m. U.S. Eastern Time on November 17, 2011.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:   + 1-412-317-0088

The conference ID number for accessing the recording is 10006461

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both telecommunications around the world and cable market in China. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Safe Harbor Statement

This release includes forward-looking statements, including statements regarding the effects of the Company’s corporate structure, the move to new facilities in Hangzhou, expectations from the new operational support service (“OSS”) business and expectations regarding the Company’s performance in 2011. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These include risks and uncertainties regarding the ability of the Company to realize anticipated results of operational improvements, the Company’s ability to deliver and capitalize on the opportunities of the new OSS business, revenues and expenses under its business model, and executing on its business plan and managing regulatory matters as well as risk factors identified in its latest Annual Report on Form 10-K, Form 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K or 6-K as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: utsi@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: utsi@ogilvy.com

UTSTARCOM HOLDINGS CORP.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2011	2010
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$301,889	$351,507
Short-term investments	4,045	546
Accounts receivable, net of allowances for doubtful accounts of $36,361 and $32,176, respectively	21,517	30,051
Inventories	42,067	48,404
Deferred costs	105,230	111,179
Prepaids and other current assets	32,091	46,943
Short-term restricted cash	13,543	15,955
Total current assets	520,382	604,585
Property, plant and equipment, net	10,916	4,819
Goodwill	13,820	13,820
Intangible assets, net	4,044	4,858
Long-term investments	19,231	11,273
Long-term deferred costs	64,249	132,587
Long-term deferred tax assets	1,416	1,742
Other long-term assets	7,284	10,599
Total assets	$641,342	$784,283

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	24,301	36,356
Income taxes payable	528	—
Customer advances	84,739	82,607
Deferred revenue	93,613	182,963
Deferred tax liabilities	1,436	1,436
Other current liabilities	51,882	87,487
Total current liabilities	256,499	390,849
Long-term deferred revenue	95,368	122,241
Other long-term liabilities	23,549	22,253
Total liabilities	375,416	535,343

Equity:
UTStarcom Holdings Corp. stockholders’ equity:
Common stock: $0.00125 par value; 750,000 authorized shares; 155,394 and 155,327 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively	182	182
Additional paid-in capital	1,306,322	1,303,627
Treasury Stock	(1,517)	—
Accumulated deficit	(1,122,986)	(1,132,303)
Accumulated other comprehensive income	76,920	69,423
Total UTStarcom Holdings Corp. stockholders’ equity	258,921	240,929
Noncontrolling interests	7,005	8,011
Total equity	265,926	248,940
Total liabilities and equity	$641,342	$784,283

UTSTARCOM HOLDINGS CORP.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(in thousands, except per share data)
Net sales
Products	$75,259	$52,041	$209,434	$183,836
Services	8,038	9,353	27,676	31,570
	83,297	61,394	237,110	215,406
Cost of net sales
Products	45,352	43,065	130,861	132,854
Services	6,000	6,236	20,465	20,378
Gross profit	31,945	12,093	85,784	62,174
Operating expenses:
Selling, general and administrative	14,780	24,530	52,528	75,882
Research and development	7,327	9,922	21,591	29,023
Amortization of intangible assets	310	—	929	—
Restructuring	(509)	2,336	2,175	9,627
Net gain on divestitures	(4,151)	(1,436)	(4,185)	(5,244)
Total net operating expenses	17,757	35,352	73,038	109,288

Operating income (loss)	14,188	(23,259)	12,746	(47,114)

Interest income	436	594	1,481	1,392
Interest expense	(67)	(70)	(241)	(208)
Other income (expense), net	(7,305)	6,967	(3,214)	7,067

Income (loss) before income taxes	7,252	(15,768)	10,772	(38,863)
Income tax benefit (expense)	301	(1,400)	(2,461)	(3,243)
Net income (loss)	7,553	(17,168)	8,311	(42,106)
Net income (loss) attributable to noncontolling interests	458	(4)	1,006	6
Net income (loss) attributable to UTStarcom Holdings Corp.	$8,011	$(17,172)	$9,317	$(42,100)

Basic earnings (loss) per share	$0.05	$(0.13)	$0.06	$(0.32)

Basic weighted average ordinary shares outstanding	155,516	135,550	155,106	131,781

UTSTARCOM HOLDINGS CORP.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,553	$(17,168)	$8,311	$(42,106)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	795	756	2,228	4,166
Amortization of deferred gain on sale-leaseback	—	(322)	(625)	(429)
Provision (reversal) for doubtful accounts	(270)	1,851	3,479	6,012
Net gain on disposal of assets	(229)	—	(396)	—
Stock-based compensation expense	1,285	1,584	2,571	6,131
Net gain on divestitures	(4,151)	(1,436)	(4,185)	(5,244)
Gain on settlement of an investment interest	—	—	—	(481)
Deferred taxes	220	145	439	(567)
Other	—	324	—	366
Changes in operating assets and liabilities:
Accounts receivable	4,147	1,243	5,362	(8,685)
Inventories and deferred costs	28,998	22,935	67,619	67,046
Other assets	1,541	12,786	10,694	3,318
Accounts payable	1,208	(7,104)	(7,256)	(32,445)
Income taxes payable	(1,151)	(15)	3,106	192
Customer advances	(12,706)	(63,179)	3,319	(35,866)
Deferred revenue	(33,058)	49,089	(99,224)	(4,400)
Other liabilities	(6,280)	(13,930)	(34,911)	(54,413)
Net cash used in operating activities	(12,098)	(12,441)	(39,469)	(97,405)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(3,627)	(790)	(9,708)	(2,616)
Net proceeds from divestitures	—	1,348	34	2,848
Deposit received on sale of building (net of tax payments)	—	—	—	123,955
Purchase of intangible assets	(109)	—	(109)	—
Change in restricted cash	5,863	4,381	4,243	7,379
Proceeds from settlement of an investment interest	—	—	—	481
Purchase of an investment interest	(150)	—	(761)	(550)
Contribution of equity investment through a shareholder loan	—	—	(7,119)	—
Purchase of short-term investments	(1,578)	(2,750)	(7,291)	(12,002)
Proceeds from sale of short-term investments	445	2,410	6,310	7,825
Other	325	(639)	695	332
Net cash provided by (used in) investing activities	1,169	3,960	(13,706)	127,652

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock and option per stock purchase agreement , net of expense	—	34,587	—	34,587
Issuance of common stock upon exercise of options	—	7	124	7
Repurchase of common stock	(1,500)	(28)	(1,500)	(58)
Net cash provided by (used in) financing activities	(1,500)	34,566	(1,376)	34,536
Effect of exchange rate changes on cash and cash equivalents	761	4,100	4,933	6,400
Net increase (decrease) in cash and cash equivalents	(11,668)	30,185	(49,618)	71,183
Cash and cash equivalents at beginning of period	313,557	306,841	351,507	265,843
Cash and cash equivalents at end of period	$301,889	$337,026	$301,889	$337,026

UTStarcom Third Quarter 2011 Results Jack Lu, CEO Jin Jiang, CFO NASDAQ: UTSI November 2011

2 Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its new services business, ability to successfully launch its internet TV platform, expected value and target customers from new products launched and anticipated or assumed future financial results in 2011. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, the ability of the Company to realize anticipated results of operational improvements, increase bookings, and execute on its business plan, as well as risk factors identified in its latest Annual Report on Form 10-K, Form 10-K/A, Quarterly Reports on Form 8-K and Form 10-Q, and Current Reports Form 8-K on Form 6-K, as filed with the Securities and Exchange Commission. Therefore, actual results could differ materially and adversely from the Company's current expectations. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and in the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2010 and 2011 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations.

3 Agenda Q3 2011 Highlights 1 Financial Overview / Outlook Business Highlights 3 2

4 Third Quarter 2011 Highlights Net Income of $8.0 million, or basic earnings per share of 5 cents; Revenues of $83.3 million, a 35.7% or $21.9 million increase, compared to the same period of 2010; Gross profit margin of 38.4%, compared to 19.7% in same period of 2010, 37.6% in Q2 2011 and 31.1% in Q1 2011; Operating income of $14.2 million; Cash balance of US$305.9 million in cash, cash equivalents, and short-term investments.

5 Profitability Improvement China: Gross margin increased in 2011 Japan: High gross margin PTN products

6 Recent Business Highlights Successfully completed the construction of first Internet TV platform to support a cable TV network customer Won sizable EPON contracts from Hebei and Sichuan cable operators and Ningxia Electric Power Company Won IPTV integrated broadcasting control platform contract in Tianjin Won MSTP and PTN contracts from Taiwan’s Chunghwa Telecom, the largest integrated telecom operator in Taiwan Entered into strategic revenue-sharing partnership agreement with Wasu Digital TV Media Group, one of the largest digital TV content providers in China

7 New Products Launched at PT/EXPO COMM NAME OF PRODUCT SOLUTION AND VALUE TARGET CUSTOMER DOCSIS-EOC standard connection product with 500 access points and provides 800Mbps bandwidth Cable Operators PTN 735 Top tier Packet Transport Network, which has vast loading capacity and has the ability to process different types of business data Cable/Telecom Operators Blade Server / High-Definition STB Streaming media storage unit that provides customers with larger storage capabilities Cable Operators Wi-Fi products Series of smart antenna and wireless controller which enable telecom operators to establish outdoor wireless networks Telecom Operators

8 iTV.cn: Internet TV for Chinese outside China Provides Chinese language content targeting the Chinese-speaking population located in North America Integrated multi-screen viewing from a single managed platform Time and location shifting Reliable HD streaming Multi-language programming Value-added interactive service, such as distance-learning, gaming and e-commerce Commercial launch in North America on October 1st Q3 2011 Q4 2011 Education Gaming Social Shopping Radio

9 Revenue Trend $83.3 million in Q3 2011, 35.7% or $21.9 million increase, compared to $61.4 million in Q3 2010. Nine months ended 2011 total revenue was $237.1 million, 10.1% or $21.7 million increase, compared to $215.4 million in the nine months ended 2010.

10 Booking Trend Without PAS deferred revenue, book-to-bill ratio for the third quarter was 0.98. With the PAS deferred revenue, book-to-bill ratio was 0.70. US$ (mm) Quarterly Booking Amount 20 30 40 50 60 70 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Booking

11 Gross Margin Improvement Gross margin for the third quarter of 2011 was 38.4% as compared to 19.7% in the third quarter of 2010. Gross margin for the nine month ended 2011 was 36.2% as compared to 28.9% for the nine months ended 2010. US$ (mm) 27.2 23 12 8 19 34.8 32.1 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 0 5 10 15 20 25 30 35 40 Gross Profit Gross Margin

12 Continued Progress in Cost Cutting US$ (mm) Total OPEX of Q3 2011 included $4.2 million one time net gain on divestitures. 46 28 35.4 34.7 30 25 17.8 4.2 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 0 5 10 15 20 25 30 35 40 45 50 One Time Gain on Divesture OPEX OPEX/Sales

13 Quarterly Profit Achieved Quarterly Operating Income of $14.2 million... US$ (mm)  17 12 7 2 -3 -8 -13 -18 -28 Q1 2010 -18.8 Q2 2010 -5.1 Q3 2010 -23.3 Q4 2010 -26.6 Q1 2011 -11.1 Q2 2011 9.7 Q3 2011 14.2 Quarterly Net Income of $8.0 million... US$ (mm) -16 -9 -17.2 -23 -10.3 11.6 8.0 -28 -23 -18 -13 -8 -3 2 7 12 17 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011

14 Segment Reporting Note: Deferred revenue related to PAS is included in equipment sales through the end of 2011 at the rate of $23 million per quarter. Gross margin associated with the PAS deferred revenue is approximately 35%. Revenue by Segment Q3 2011 Q3 2010 Equipment Sales $75.3 $52.0 Service Sales Equipment-based 7.7 9.4 New OSS-based 0.3 - Total $83.3 $61.4 Revenue by Segment 9 Months Ended 9/30/2011 9 Months Ended 9/30/2010 Equipment Sales $209.4 $183.8 Service Sales Equipment-based 27.2 31.6 New OSS-based 0.5 - Total $237.1 $215.4 US$ (mm)

15 Strong cash balance of $305.9 million in cash, cash equivalents, and short-term investment Zero debt Balance Sheet & Deposits Cash Balance by Region Cash Balance by Currency China , 43% Int'l, 57%  USD 32% Other 2% INR 6% JPY 20% RMR 40%

16 Quarterly operational cash flow was negative $12.1 million Normal level of collection $1.5M of share buy back in the third quarter of 2011 Operating Cash Flow

17 Reiterating 2011 Financial Outlook Total revenue to be within the range of $300 – $320 million (includes PAS deferred revenue) Annualized operating expenses of less than $100 million Breakeven in 2011 on a full year basis OSS business comprising 10% of total sales in 2011 will be difficult due to the rigorous due diligence process, detail terms and condition negotiation with acquisition targets and revenue sharing partners

18 Investor Relations Contacts UTStarcom, Investor Relations Jing Ou-Yang T: + 8610 8520 5153 E: jouyang@utstar.com Ogilvy Financial In China: Agustin Bautista Tel: +86-10-8520-6166 Email: utsi@ogilvy.com In the U.S.: Jessica Barist Cohen Tel: +1-646-460-9989 Email: utsi@ogilvy.com